Suncor Energy Inc.	009
2007 Management Proxy Circular

Appointment of Auditors

The directors and management propose that PricewaterhouseCoopers LLP be appointed as Suncor’s auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP has been the company’s auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2005 and 2006 are detailed below.

($ )	2005	2006

Audit fees	958 000	1 696 000
Audit-related fees	141 000	258 000
Tax fees	45 000	—
All other fees	20 000	40 000
Total	1 164 000	1 994 000

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements. Our audit fees increased by approximately 77% in 2006, primarily due to the increased scope of our auditors’ engagement compared to 2005. Specifically, in 2006 they audited management’s assessment of its internal controls over financial reporting.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions “Audit-related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

032	Suncor Energy Inc.
2007 Management Proxy Circular

Appendix A: Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2006.

Number of Meetings

Board of Directors	6
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended

Mel E. Benson	6 of 6	9 of 10
Brian A. Canfield (1)	5 of 6	10 of 15
Bryan P. Davies	6 of 6	10 of 10
Brian A. Felesky	6 of 6	14 of 14
John T. Ferguson	6 of 6	15 of 15
W. Douglas Ford	6 of 6	11 of 11
Richard. L. George (2)	6 of 6	N/A
John R. Huff	6 of 6	11 of 11
Robert W. Korthals (3)	4 of 4	3 of 3
M. Ann McCaig	6 of 6	10 of 10
Michael O’Brien	6 of 6	14 of 14
JR Shaw	6 of 6	11 of 11
Eira Thomas (4)	3 of 3	11 of 11

(1)

Mr. Canfield missed one board meeting and three committee meetings due to a death in his family. Mr. Canfield missed an additional two Audit Committee meetings after he was named to the committee. Because the Audit Committee holds meetings outside the dates for regularly scheduled board meetings, Mr. Canfield was unable to attend due to previously scheduled commitments.

(2)	As a member of management, Mr. George does not serve on any of the standing committees of the board.

(3)

Mr. Korthals did not stand for re-election in 2006 and accordingly ceased to be a director as of April 25, 2006. Reported attendance reflects only those meetings held while Mr. Korthals was a director.

(4)

Ms. Thomas became a member of the Board of Directors at the April 25, 2006 annual general meeting of the shareholders of the Corporation. Reported attendance reflects only those meetings held while Ms. Thomas was a director.

The following summarizes the current membership of each committee:

Committee	Committee Members as of March 1, 2007

Audit Committee	John T. Ferguson (Chair)	Michael W. O’Brien
(all members independent)	Brian A. Canfield	Eira Thomas
Brian A. Felesky

Board Policy, Strategy Review and Governance Committee	John R. Huff (Chair)	W. Douglas Ford
(all members independent)	Brian A. Canfield	JR Shaw
John T. Ferguson

Environment, Health and Safety Committee	Mel E. Benson (Chair)	M. Ann McCaig
(all members independent)	Bryan P. Davies	Michael W. O’Brien
	Brian A. Felesky	Eira Thomas

Human Resources and Compensation Committee	Bryan P. Davies (Chair)	John R. Huff
(all members independent)	Mel E. Benson	M. Ann McCaig
	W. Douglas Ford	JR Shaw

038	Suncor Energy Inc.
2007 Management Proxy Circular

In conjunction with board meetings, management presents focused information to directors on topics pertinent to Suncor’s business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies.(15) In an annual survey, directors are asked to suggest topics of interest for future information sessions.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor’s business. Suncor has a Business Conduct Code (“Code”) that applies to Suncor’s directors, officers, employees and contractors.(17) The Code requires strict compliance with legal requirements and sets Suncor’s standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor’s Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, his or her compliance with the Code, that he or she has reviewed the Code at least once during the past year, and that he or she understands the requirements of the Code.

Suncor’s board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Board Policy Committee annually on this process, and any recommended changes are approved by the Board Policy Committee.(18) Any waivers of Code requirements for Suncor’s executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2006.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the board has established an “Integrity Hotline” to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor’s internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

Suncor’s Code of Conduct is available on Suncor’s web site, under the “Governance” tab in the Investor Centre.(19)

Conflicts of Interest (20)

The board has adopted a policy relating to directors’ conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest. If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of a publicly traded entity, the director must also notify the board chair, who will determine whether the change would be inconsistent with the director’s duties as a member of the board. In appropriate circumstances, the board chair may request the director’s resignation.

The Directors’ Conflict of Interest Policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the board chair or the Board Policy Committee chair. The director’s conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any discussions or deliberations concerning the subject matter of the contract or transaction. The director is not allowed to vote on any resolution in respect of the contract or transaction.

The Corporate Secretary ensures that directors do not receive board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Suncor Energy Inc.	047
2007 Management Proxy Circular

Appendix A to the Board Terms of Reference – Financial Literacy and Expertise

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of financial literacy, the Board of Directors must evaluate the totality of the individual’s education and experience including:

•             The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•             Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practised as a professional accountant, or the equivalent;

•             Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•             Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•             The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•             The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•             The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•             The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•             The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•             Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the company’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•             The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•             The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the company.

048	Suncor Energy Inc.
2007 Management Proxy Circular

Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the company’s Board of Directors, has the following attributes:

a.   an understanding of Canadian generally accepted accounting principles and financial statements;

b.   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.   experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.   an understanding of internal controls and procedures for financial reporting; and

e.   an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.   education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.   experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.   experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.   other relevant experience.